Exhibit 12.2

NORTHWEST AIRLINES CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK REQUIREMENTS

(Dollars in millions)

	Post-Merger	Pre-Merger
	Successor	Successor		Predecessor
	Period from	Period from	Period from	Period from
	October 30 to	January 1 to	June 1 to	January 1 to
	December 31,	October 29,	December 31,	May 31,	Year ended December 31
	2008	2008	2007	2007	2006	2005	2004
Earnings:

Income (loss) before income taxes and cumulative effect of accounting change	$(540)	$(5,673)	$566	$1,749	$(2,864)	$(2,457)	$(861)

Less:
Income (loss) from less than 50% owned investees	—	—	2	—	1	(14)	8
Capitalized interest	1	9	9	6	10	10	8
Add:
Fixed charges, from below	173	574	408	322	745	887	820
Amortization of interest capitalized	—	—	—	3	8	8	8
Adjusted earnings	$(368)	$(5,108)	$963	$2,068	$(2,122)	$(1,558)	$(49)

Fixed charges:

Rent expense representative of interest (1)	$41	$191	$126	$97	$180	$255	$248
Interest expensed and capitalized, issuance costs, amortization of debt discounts and premiums and interest of preferred security holder (2)	132	383	282	225	565	610	543
Preferred stock requirements	—	—	—	—	—	22	29

Fixed charges and preferred stock requirements	$173	$574	$408	$322	$745	$887	$820

Ratio of earnings to fixed charges and preferred stock requirements	— (3)	— (3)	2.36	6.42	— (3)	— (3)	— (3)

(1)          Calculated as one-third of rentals, which is considered representative of the interest factor.

(2)          Subsequent to its Chapter 11 filing and prior to its emergence, the Company recorded post-petition interest expense on pre-petition obligations only to the extent it believed the interest would be paid during the bankruptcy proceeding or that it was probable that the interest would be an allowed claim.

(3)          Earnings were inadequate to cover fixed charges by $541 million for the period from October 30, 2008 through December 31, 2008, $5.68 billion for the period from January 1, 2008 through October 29, 2008, and $2.87 billion, $2.45 billion, and $869 million for the years ended December 31, 2006, 2005, and 2004.